By fax:	61 8 8236 2305
By mail:	Sonic Healthcare Limited C/o Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001 Australia

6. To be effective for the scheduled meeting, your proxy form must be received no later than 48 hours before commencement of the Annual General Meeting (ie by 10.00am (Sydney time) on 28 November 2007). A form of proxy accompanies this Notice.

7. Alternatively, you may appoint a proxy using an electronic facility available at the website www.computershare.com/proxy/au/Sonic. At the website, members will be able to view an electronic version of the proxy form, which will accept proxy appointments and register them accordingly. A member who wishes to use this facility must register their proxy appointment by no later than 10.00am (Sydney time) on 28 November 2007.

8. A proxy may decide whether or not to vote on any motion, unless the proxy is required by law or the Company's constitution to vote. Unless a member specifically directs the proxy how to vote on a proposed resolution, the proxy may vote as he or she thinks fit on that resolution. If the member specifically directs the proxy how to vote on a proposed resolution, the proxy may only vote on that item in the way the member directed.

9. If a member appoints the Chairman of the meeting as proxy and does not direct the Chairman how to vote on any of the proposed resolutions set out in this Notice, then the Chairman intends to vote in favour of the resolution if a poll is called on the resolution.

By ORDER of the Board of Directors

Paul Alexander
Company Secretary

Dated: 31 October 2007

EXPLANATORY MEMORANDUM

ORDINARY BUSINESS

Financial Statements and Reports

The financial report of the Company and the reports of the directors and auditor for the financial year ended 30 June 2007 will be laid before the Annual General Meeting, as required by the *Corporations Act 2001 (Cth)*. Shareholders can access a copy of the reports (which form part of the Sonic Healthcare Limited Annual Report – 30 June 2007) on the Company's website at www.sonichealthcare.com.

During this item of business, shareholders will be provided with a reasonable opportunity to ask questions about, and make comments on, the reports and the management, business and performance of the Company.

Shareholders will also be given a reasonable opportunity to ask a representative of the Company's auditor, PricewaterhouseCoopers, questions relevant to the conduct of the audit, the preparation and content of the auditor's report, the accounting policies adopted by the Company in relation to the preparation of the financial statements or the independence of the auditor in relation to the conduct of the audit. Shareholders may also submit a written question to PricewaterhouseCoopers if the question is relevant to the content of the auditor's report for the financial year ended 30 June 2007 or the conduct of the audit of the financial report for that year. Questions for the auditor must be received by the Company by no later than Friday, 23 November 2007. At the meeting, PricewaterhouseCoopers will be given the opportunity to answer, or table written answers to, relevant questions.

Resolutions 1 and 2 – Re-election of Directors

Under Article 71 of the Constitution of the Company and in accordance with the listing rules of ASX Limited, no director, other than the Managing Director, may hold office for a continuous period in excess of 3 years or past the third Annual General Meeting following the director's appointment, whichever is the longer, without submitting for re-election. Dr Philip Dubois and Dr Hugh Scotton are required to retire as directors at the end of the 2007 Annual General Meeting but, being eligible, offer themselves for re-election.

Brief biographical details of Dr Philip Dubois and Dr Hugh Scotton are set out below:

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95-99 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

- **Dr Philip Dubois** (M.B., B.S., F.R.C.R., F.R.A.N.Z.C.R, F.A.I.C.D.)
  Executive Director

  Dr Dubois is Chairman of the Sonic Imaging Executive Committee and is Chairman and CEO of Queensland X-Ray. A neuroradiologist and nuclear imaging specialist, he is currently an Associate Professor of Radiology at University of Queensland Medical School. He has served on numerous government and craft group bodies including the Diagnostic Economic Committee and the Council of the Royal Australian and New Zealand College of Radiologists (RANZCR) and the Diagnostic Imaging Management Committee. He is currently Vice President of the Australian Diagnostic Imaging Association (ADIA), a Councillor and the Radiology Craft Group Representative of the Australian Medical Association (AMA), and member of the Nuclear Imaging Consultative Committee. Dr Dubois is a member of Sonic Healthcare's Risk Management Committee. Dr Dubois is currently a non-executive director of Magnetica Limited (since December 2004).

  Dr Dubois has been a director of the Company since 2001.

- **Dr Hugh Scotton** (M.B., B.S., F.R.A.N.Z.C.R., D.D.U., F.A.I.C.D.)
  Executive Director

  Dr Scotton trained in radiology in Adelaide and Brisbane prior to entering private practice in the Hunter Valley in 1972. He was Chairman of Pacific Medical Imaging, incorporating radiology groups in the Hunter Valley, Sydney and Illawarra from 1999 until the acquisition of the group in 2001 by Sonic. Prior to the formation of Pacific Medical Imaging, Dr Scotton was Chairman of the Hunter Imaging Group, the largest imaging practice in the Hunter Valley. He currently retains that position.

  Dr Scotton has been a director of the Company since 2001.

Resolution 3 – Remuneration Report

Sonic's 2007 Annual Report contains a remuneration report (which forms part of the directors' report), which sets out the board's remuneration policy and reports the remuneration arrangements in place for directors and specified executives for the financial year ended 30 June 2007.

A resolution for adoption of the remuneration report will be put to the vote at the Annual General Meeting, as required by the *Corporations Act 2001* (Cth). In accordance with the *Corporations Act*, the vote on Resolution 3 will be advisory only and will not bind the directors or the Company.

Shareholders will be provided with a reasonable opportunity to ask questions about and make comments on the remuneration report at the Annual General Meeting.

SPECIAL BUSINESS

Resolution 4 – Approval of issue of fully paid ordinary shares by way of placement

Background

On 24 August 2007, Sonic announced that it had successfully raised A$400 million from an institutional placement of 28,169,015 ordinary shares at A$14.20 per share **(the Placement)** representing a discount of 5% to Sonic's closing price on 22 August 2007.

The directors are now seeking the approval of shareholders, for the purposes of listing rule 7.4 of the Listing Rules of ASX Limited (**ASX Listing Rules**), in respect of the issue of shares under the Placement. The following details of the issue are provided for the purposes of listing rule 7.5.

Persons to whom the issue was made	Date of issue	No. of shares issued	Issue price	Terms of shares issued	Use of the funds raised
Issued under a private placement to institutional and other 'professional' or 'sophisticated' investors nominated by Citigroup Global Markets Australia Pty Limited and J.P. Morgan Australia Limited, who acted as joint lead managers and underwriters for the placement.	30 August 2007	28,169,015	A$14.20	Fully paid ordinary shares, ranking equally with other fully paid ordinary shares in the Company.	To repay debt so as to provide further capacity to fund acquisitions, including the settlement in September 2007 of the acquisition of the Bioscientia Healthcare Group in Germany.

Effect of approval

In general terms, listing rule 7.1 of the ASX Listing Rules imposes a 15% cap on the number of shares that can be issued by Sonic, without the approval of shareholders (or an ASX waiver), in any 12 month period (**15% limit**). However, Sonic is permitted to issue shares (or other securities) in excess of the 15% limit if those shares are issued in reliance on an exception to listing rule 7.1 or the issue is approved by shareholders (or an ASX waiver is obtained). Listing rule 7.4 enables shareholders to subsequently approve the issue of such shares for the purposes of listing rule 7.1.

The effect of the approval by shareholders of Resolution 4 would be that the shares set out in the above table, that have been issued by the Company in the last 12 months, will not count towards the 15% limit. A consequence of the approval would also be that the shares issued under the Placement would increase the number of shares from which the 15% limit is calculated.

The directors consider that it is appropriate and prudent for approval to be sought at the Annual General Meeting in respect of the issue of shares under the Placement, as this approval will enhance Sonic's flexibility to finance strategic transactions through raising equity capital should the directors consider that it is in the best interests of the Company to do so. If this approval is not given at the meeting, the Company may need to incur the costs and delay of convening a special general meeting of the Company during the period up to 31 August 2008 if the Directors propose to issue securities which do not fall under an exception to the 15% cap set out in listing rule 7.2. Accordingly, the directors are seeking the approval of shareholders, for the purposes of listing rule 7.4, so that the issue of shares under the Placement will not count towards the 15% limit. The directors believe that it is in the best interests of the Company that the directors maintain their ability to issue up to 15% of the issued capital of the Company in the period up to 31 August 2008.

Intentionally Blank

LIMITED

ABN 24 004 196 909

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 8 8236 2305
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Sonic Healthcare Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or, failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or, if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Sonic Healthcare Limited to be held at The Heritage Ballroom, The Westin Sydney, 1 Martin Place, Sydney NSW on 30 November 2007 at 10.00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

Your proxy may decide how to vote on any motion at the meeting, except where specifically directed below.

		For	Against	Abstain*
1.	Re-election of Dr Philip Dubois as a Director	☐	☐	☐
2.	Re-election of Dr Hugh Scotton as a Director	☐	☐	☐
3.	Adoption of the Remuneration Report for the year ended 30 June 2007	☐	☐	☐
4.	Approval of the issue of 28,169,015 fully paid ordinary shares by way of a placement	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a Second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ____ **%** **OR** ____ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____ Contact Daytime Telephone ____ Date / /

SHL 1PR 019216 - V1

Schedule I

TABLE OF CONTENTS

Australian Securities & Investments Commission

Change to company details

Form 484
Corporations Act 2001

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01617238

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
95 – 99 EPPING ROAD, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
9

Please provide an estimate of the time taken to complete this form.
hrs 20 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
1 7 / 1 2 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission, PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☒ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - **S.258D**

Shares returned to a public company - **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	NOT APPLICABLE		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY	328,607,141	$1,677,424,459	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

30 / 10 / 07
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes
☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name:
Given names:

OR

☒ Company name: REFER TO ANNEXURE "A"

ACN/ARBN/ABN:

Office, unit, level, or PO Box number:

Street number and Street name:

Suburb/City:
State/Territory:

Postcode:
Country (if not Australia):

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
			REFER TO ANNEXURE "A"					

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ARBN/ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

"A"

This is the Annexure marked "A" consisting of 3 pages referred to in Form 484, Section C – Change to Company Details.

Sonic Healthcare Limited A.C.N. 004 196 909

Top 20 Shareholders, Earliest Date of Change is 30 October 2007

Paul Alexander, Company Secretary
14.12.07

Top 20 member/ Rank	Members Name	ACN	Members Address	Class Code	Total number now held	Beneficially held	Are the shares fully paid
Y/1	HSBC Custody Nominees Australia Limited	003 094 568	GPO Box 5302 Sydney NSW 2001	ORD	60,014,001	Y	Y
Y/2	JP Morgan Nominees Australia Limited	002 899 961	Locked Bag 7, Royal Exchange Sydney NSW 1225	ORD	50,603,983	Y	Y
Y/3	National Nominees Limited	004 278 899	PO Box 1406, Melbourne Victoria 3001	ORD	44,259,894	Y	Y
Y/4	Citicorp Nominees Pty Limited	000 809 030	GPO Box 764G, Melbourne Victoria 3001	ORD	30,765,729	Y	Y
Y/5	Jardvan Pty Ltd	009 462 882	PO Box 258, Belmont WA 6104	ORD	18,458,704	Y	Y
Y/6	ANZ Nominees Limited	005 357 568	GP Box 2842AA, Melbourne Victoria 3001	ORD	13,760,032	Y	Y
Y/7	Cogent Nominees Pty Ltd	084 150 023	PO Box R209, Royal Exchange NSW 1225	ORD	10,551,510	Y	Y

Y/8	Queensland Investment Corporation	95 942 373 762	C/- National Nominees Limited, GPO Box 2242, Brisbane Qld 4001	ORD	4,650,794	Y	Y
Y/9	Tasman Asset Management Ltd	002 542 038	GPO Box 5078 Sydney NSW 2001	ORD	4,089,196	Y	Y
Y/10	AMP Life Limited	079 300 379	PO Box R209 Royal Exchange	ORD	3,973,265	Y	Y
Y/11	Polly Pty Ltd	008 910 094	PO Box 258, Belmont WA 6984	ORD	3,816,646	Y	Y
Y/12	Suncorp Custodian Services Pty Limited	010 421 931	GPO BOX 519, Brisbane QLD 4000	ORD	3,584,262	Y	Y
Y/13	PSS Board	74 172 177 893	C/O JP Morgan Nominees Australia Limited Locked Bag 7 Royal Exchange Sydney NSW 1225	ORD	3,095,473	Y	Y
Y/14	RBC Dexia Investor Services Australia Nominees Pty Limited	097 125 123	GPO Box 5430, Sydney NSW 2000	ORD	1,753,024	Y	Y
Y/15	Invia Custodian Pty Ltd	006 127 984	C/- Mr Rodney N Davidson, Level 17, 101 Collins Street, Melbourne VIC 3000	ORD	1,723,067	Y	Y
Y/16	Robert Connor Family Ltd	N/A	2607 Velasquez, Austin 78703 Texas USA	ORD	1,597,088	Y	Y
Y/17	Quintal Pty Ltd	008 911 420	PO Box 258, Belmont WA 6984	ORD	1,500,357	Y	Y
Y/18	Bond Street Custodians Limited	008 607 065	Level 7, 1 Martin Place, Sydney NSW 2000	ORD	1,441,759	Y	Y

Y/19	UBS Private Clients Australia Nominees Pty Ltd	004 910 374	GPO BOX 1257L, Melbourne VIC 3000	ORD	1,377,668	Y	Y
Y/20	Argo Investments Limited	007 519 520	GPO Box 2692, Adelaide SA	ORD	1,345,424	Y	Y

Investments Commission

RECEIVED

2007 DEC 07 PM 3:47

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01617238

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
14 GIFFNOCK AVENUE, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
3 0 / 1 1 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - **S.258D**

Shares returned to a public company - **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	97,500	$6.30	NIL
ORD	4,530,640	$14.20	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

2 3 / 1 1 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
01617238

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
14 GIFFNOCK AVENUE, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
26 / 11 / 07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - **S.258D**

Shares returned to a public company - **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	27,500	$6.30	NIL
ORD	10,000	$6.01	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

09 / 11 / 07
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes — If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No — If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members).

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐

[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐

[D D] [M M] [Y Y]

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SONIC HEALTHCARE LIMITED**
ABN	**24 004 196 909**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILIP JAMES DUBOIS
Date of last notice	23 OCTOBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect 25,000 ordinary shares, fully paid are held beneficially via Dubois and Farnbrook Pty Ltd as trustees for Dubois Superannuation Fund.
Date of change	23 November 2007
No. of securities held prior to change	25,000 ordinary shares, fully paid
Class	Ordinary shares, fully paid
Number acquired	350 ordinary shares, fully paid
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,970.00
No. of securities held after change	Indirect 25,350 ordinary shares, fully paid are held beneficially via Dubois and Farnbrook Pty Ltd as trustees for Dubois Superannuation Fund.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares pursuant to Sonic Share Purchase Plan (October 2007)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SONIC HEALTHCARE LIMITED**
ABN	**24 004 196 909**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DR H F SCOTTON
Date of last notice	12 JUNE 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT AND INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fully paid ordinary shares in Sonic are held beneficially via Lakin Investments Pty Ltd as trustee for B.M.K.S. Superannuation Fund No.3
Date of change	23 November 2007
No. of securities held prior to change	Direct 115,189 Ordinary shares, fully paid. Indirect 65,445 ordinary shares, fully paid are held beneficially via Lakin Investments Pty Ltd as trustee for B.M.K.S. Superannuation Fund No.3
Class	Ordinary shares, fully paid
Number acquired	Direct Interest of 210 ordinary shares, fully paid; and Indirect Interest of 350 ordinary shares, fully paid.
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,952.00
No. of securities held after change	Direct 115,399 Ordinary shares, fully paid. Indirect 65,795 ordinary shares, fully paid are held beneficially via Lakin Investments Pty Ltd as trustee for B.M.K.S. Superannuation Fund No.3
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares pursuant to Sonic Share Purchase Plan (October 2007)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SONIC HEALTHCARE LIMITED**
ABN	**24 004 196 909**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN JOHN JACKSON
Date of last notice	29 MARCH 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Nil
Date of change	23 November 2007
No. of securities held prior to change	490,590 Sonic Healthcare Limited ordinary shares, fully paid
Class	Ordinary shares, fully paid
Number acquired	350 ordinary shares, fully paid
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,970.00
No. of securities held after change	490,940 Sonic Healthcare Limited ordinary shares, fully paid.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares pursuant to Sonic Share Purchase Plan (October 2007)

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	97,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$6.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 NOVEMBER 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
333,272,781	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		182,000	15.02.2008 @ $6.30
		87,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		277,500	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
		500,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50
		1,000,000	03.08.2012 @ $14.16

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 NOVEMBER 2007
Company secretary

Print name: ...Paul Alexander...

== == == == ==

30 November 2007

Company Reports Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

1. ANNUAL GENERAL MEETING 2007

The Company's Annual General Meeting was held in Sydney on Friday, 30 November 2007 at 10.00am. In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, all resolutions were passed on a show of hands. Details of proxy voting were as follows:

ORDINARY BUSINESS

Resolution 1 Re-election of Dr Philip Dubois as a Director

	Proxy Results
Proxy result "FOR" the motion	134,133,209
Proxy result "AGAINST" the motion	59,687,946
Votes where the Proxy may vote at the Proxy's discretion*	1,783,724
"ABSTAIN"	18,565,408

Resolution 2 Re-election of Dr Hugh Scotton as a Director

	Proxy Results
Proxy result "FOR" the motion	131,311,645
Proxy result "AGAINST" the motion	62,283,131
Votes where the Proxy may vote at the Proxy's discretion*	1,833,154
"ABSTAIN"	18,742,357

Resolution 3 Adoption of the Remuneration Report for the year ended 30 June 2007 (non binding resolution)

	Proxy Results
Proxy result "FOR" the motion	168,631,548
Proxy result "AGAINST" the motion	35,270,672
Votes where the Proxy may vote at the Proxy's discretion*	1,791,478
"ABSTAIN"	8,477,589

SPECIAL BUSINESS

Resolution 4 Approval of the issue of 28,169,015 fully paid ordinary shares by way of a placement

	Proxy Results
Proxy result "FOR" the motion	49,157,824
Proxy result "AGAINST" the motion	143,009
Votes where the Proxy may vote at the Proxy's discretion*	1,861,203
"ABSTAIN"	1,580,948

*Including proxies held open in the name of the Chairman

For further information regarding this announcement, please contact:

Mr Paul Alexander
Company Secretary

Ph: (02) 9855 5404
Fax: (02) 9878 5066

SONIC HEALTHCARE

Annual General Meeting

30 November 2007

Dr Colin Goldschmidt

CEO / Managing Director

FY 2007 Financial Highlights

	Growth 2007 vs 2006
Revenue	14%
EBITA	12%
NPAT	15%
EPS	12%
Dividend (full-year)	12%

- Record result delivered
- 2007 guidance achieved

FY 2008 Guidance

- Revenue growth 20 – 25%
- Earnings per share growth >12%

Variables:

- Acquisition settlement timing
- Assumes capital raising
- Foreign exchange rates
- Interest rates
- No German synergies assumed in 2008

Update FY 2008

- After four months trading, Sonic expects to achieve its full-year guidance
  - Exchange rate movements
- Second half expected to be significantly stronger than first half
  - Acquisitions in first half
  - Costs associated with restructuring from acquisitions
  - Radiology slower to improve than expected
  - Ongoing earnings improvement strategies

Capital Raising / Share Purchase Plan

- Capital raising of A$400 million to fund acquisitions
  - Completed on 23 August, 2007
  - Raising 3X oversubscribed
  - Price @ 5% discount ($14.20) to market price
- Share Purchase Plan (SPP)
  - Now completed, with over 60% participation.
  - $64 million raised @ $14.20 per share
- Capital raised to refinance existing bridge facilities
- Acquisitions of >A$1 billion in calendar 2007
  - Bioscientia, Schottdorf minorities (Germany)
  - Sunrise Medical Laboratories, Clinical Pathology Laboratories minorities, American Esoteric Laboratories (USA)
  - Medica Laboratory Group (Switzerland)
  - Other smaller laboratory companies
- Balance sheet set for future growth

Sonic Healthcare
20th Anniversary



- September 1987
  - Lists on Australian Stock Exchange
- September 2007
  - Acquires Bioscientia in Germany
- Strong growth prospects
  - Australia, USA, Europe

Sonic Healthcare Profile I

- A Medical Diagnostics Company
  - Laboratory Medicine
  - Radiology
  - Primary Care - Medical Centres
- A Growth Company
  - Current annualised revenue ~A$ 2.3 billion
  - Current market capitalisation ~A$ 5.6 billion
- Unique Sonic Healthcare Model
  - Medical Leadership
  - Personalised Service
  - "Federation" Structure
  - Care for staff
- Sonic model has delivered commercial success

SONIC HEALTHCARE

Sonic Healthcare Profile II

- Ethical and professional work practice
  - Corporate and laboratory operations
  - A Medical practice (more than a business)
- Non-bureaucratic, yet outcome orientated
  - Industry and market leadership
  - High quality services
  - Innovation and efficiency
  - Financial strength
- People
  - Staff to be as happy/fulfilled as possible
  - Staff to be proud of association with Sonic
  - Long service with company (10/15/20 year awards)
  - Happy Staff → Happy Customers → Happy Shareholders

SONIC HEALTHCARE

Sonic Healthcare Profile III

- Largest lab company in Australia
- Largest lab company in Europe
- Largest independent lab in the UK
- Third largest lab company in the USA
- Only international lab company in the world
  - Australia
  - New Zealand
  - UK
  - Germany
  - Switzerland
  - USA
- Sonic employs >16,000 people

Sonic Financials

Revenue


2,500
2,000
1,500
A$M
1,000
500
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008 (F)

	1987	2008
Revenue (A$ million)	12	~2,300

Sonic Revenue Mix

2007 - Annualised



IPN
4%
Radiology
14%
Laboratory
Medicine
82%

SONIC HEALTHCARE

Sonic Revenue Mix



IPN
4
Radiology
14
Australia/NZ
Laboratory
38%
USA/Europe
Laboratory
44%

SONIC HEALTHCARE

Sonic Revenue Mix


IPN
4%
Radiology
14%
Australia/NZ
Laboratory
38%
USA
21%
Europe
23%

Sonic Financials

Earnings per Share


A$
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

	1987	2007
Earnings per Share (A$)	$0.00	$0.66

Full-year dividend

13 Year History



Cents per Share
50
45
40
35
30
25
20
15
10
5
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Dividend (cents) 3 4 5 9 14 15 17 20 25 30 36 41 46

	1987	2007
Full-year dividend (A$)	0	0.46

Sonic Financials

Market Capitalisation



Market cap (A$ million)
6,000
5,000
4,000
3,000
2,000
1,000
0
Mar/92 Mar/93 Mar/94 Mar/95 Mar/96 Mar/97 Mar/98 Mar/99 Mar/00 Mar/01 Mar/02 Mar/03 Mar/04 Mar/05 Mar/06 Mar/07
billion
£ 2.4 billion
€ 3.5 billion
US$ 5.0

	1987	2007
Market capitalisation (A$ million)	10	5,600

Sonic Financials

Share Price



A$
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
A$ 16.80

	1987	2007
Stock Price (A$)	$0.10	$16.80

New Sonic Lab in Sydney

Douglass Hanly Moir – Autolab





Sonic Imaging

- Annual revenue in FY 2007 : $327 million
  - ~ 14% of Sonic's annualised '07 revenue
- Radiology market conditions (Australia)
  - Global radiologist shortage (now easing), labour cost pressures (radiologists and technicians), MRI licensing restrictions, public hospital competition, poor re-imbursement metrics,
- Financial results
  - Lower revenue growth and margins
  - Range of measures instituted to improve performance
  - Efficiency gains from digital imaging applications
  - Uplift expected in ~12 months time
- Team dedication
  - Commitment of radiologist team, led by Dr Philip Dubois
  - Commitment of practice staff
  - Collaboration between Sonic's imaging companies

UK

- Sonic acquires TDL in 2002
- Sonic acquires Omnilabs in 2003
- TDL – Omnilabs merger in 2004
- TDL is the largest independent laboratory in the UK
- UK Government decision to outsource NHS lab contracts
  - Sonic/TDL wins UCLH NHS contract in 2004
  - Sonic/TDL wins Ealing NHS contract in 2006
  - Dedicated NHS Project Team located in London
- TDL performance strong

SONIC HEALTHCARE

Germany
Schottdorf Group

- Laboratory features
  - Largest laboratory by volume in Europe
  - National network, impressive systems and workflow
  - High level of efficiency
- Sonic and Schottdorf Group
  - Sonic currently owns 62% of Schottdorf
  - Corporate restructure in progress, assisted by Dr and Mrs Schottdorf
  - Restructure helps ownership transition
  - Sonic will move to 100% ownership by 31 December, 2007
- Schottdorf tracking strongly

SONIC HEALTHCARE

Germany
Bioscientia

- Sonic completed acquisition of Bioscientia September, 2007
- Bioscientia profile
  - One of Europe's top laboratories and one of five national labs in Germany
  - Extensive referral network from Middle East and Africa
  - College of American Pathologists (CAP) accredited laboratory
  - Young and experienced management team
  - Bioscientia and Sonic have common cultures and values

Sonic Healthcare in Germany

- Market Leadership
  - Bioscientia + Schottdorf = Strong market force!
  - Sonic is No. 1 or No. 2 player in Germany (Limbach joint ventures)
  - Sonic is No. 1 lab player in Europe (TDL, Schottdorf, Bioscientia, Medica)
- Collaboration between Bioscientia and Schottdorf
  - Sonic now has two central laboratories – Ingelheim and Augsburg
  - Vision is for two labs to work together as much as possible
  - Synergy potential – purchasing, couriers, centralisation of testing, sales, marketing, IT, doctors, labs etc
- Future growth
  - German laboratory market is fragmented
  - Market consolidation gaining momentum
  - Sonic pursuing new acquisition opportunities
  - German and European expansion

Switzerland

- Sonic acquired Medica in May 2007
  - Medica's main laboratory based in Zurich
  - Service provision throughout Switzerland
  - Excellent cultural fit with Sonic
  - Reputation for service and scientific excellence
- Management
  - Founder Dr Franz Kaeppeli to continue in role of CEO
- Swiss laboratory market
  - Medica is third largest laboratory player
  - Market is fragmented,
  - GPs still operate small office labs
- Medica tracking strongly

USA

- Sonic entered US lab market in late 2005
- Acquisitions
  - CPL, AEL, Sunrise Medical Laboratories
  - Others: Cognoscenti, Mullins, etc
- Sonic establishes US corporate office
  - Holding company – Sonic Healthcare USA, Inc.
  - Corporate team located in Austin, Texas
  - Dr Robert Connor (CEO), David Schultz (President)
  - Divisional structure of operations established
- Growth
  - Annualised US revenue currently >$500 million
  - Organic growth and further acquisitions
  - Sonic model and culture provide differentiation
- Financials
  - Strong revenue growth ongoing
  - One-off infrastructure establishment costs

Sonic Healthcare Global Model

- A uniquely differentiated model
- Medical Leadership
  - Pathologists/Staff engaged
- Federation structure
  - Identity of local labs
  - Decentralised management
  - Personalised service
- Focus on our people
  - Happy staff...
- Co-operative synergy model
  - Friends and colleagues
- "Anti-corporate"
  - Soul of a small company in body of large company!
- Financial strength
  - Track record

Thank You

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,530,640
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$14.20 PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES ISSUED TO EXISTING SHAREHOLDERS UNDER SONIC'S SHARE PURCHASE PLAN (SPP)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 NOVEMBER 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
333,175,281	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		279,500	15.02.2008 @ $6.30
		87,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		277,500	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
		500,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50
		1,000,000	03.08.2012 @ $14.16

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 NOVEMBER 2007
Company secretary

Print name: ...Paul Alexander...

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	37,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	27,500 @$6.30 10,000 @$6.01
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 NOVEMBER 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	328,644,641	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		279,500	15.02.2008 @ $6.30
		87,000	19.12.2008 @ $7.57
		3,000,000	31.08.2009 @ $6.75
		1,540,000	26.11.2009 @ $7.50
		277,500	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,200,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
		500,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50
		1,000,000	03.08.2012 @ $14.16

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 NOVEMBER 2007
Company secretary

Print name: ...Paul Alexander..

HEALTHCARE
LIMITED

Monday, 5 November 2007

Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam,

Re: Change of Address of Registered Office and Principal Place of Business

As required by Listing Rule 3.14, Sonic Healthcare Limited (SHL.AX) advises that on 5 November 2007, its registered office and principal place of business changed to 14 Giffnock Avenue, Macquarie Park, NSW 2113.

Yours faithfully

Paul Alexander
Company Secretary

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

HEALTHCARE LIMITED

Thursday, 1 November 2007

Company Announcements
Australian Stock Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam,

Re: Annual General Meeting Details

The Board of Sonic Healthcare Limited (***Sonic***) confirms that Sonic's 2007 Annual General Meeting will be held at 10.00am on Friday 30 November 2007 in The Heritage Ballroom, The Westin Sydney at 1 Martin Place, Sydney NSW.

The Notice of Meeting and Proxy Form will be sent to shareholders today. Sonic's 2007 Concise Report is accessible online at www.sonichealthcare.com.au/annualreports.asp. As permitted by recent changes to the *Corporations Act 2001* (Cth), the report will be sent only to those shareholders who have requested a copy.

Pursuant to ASX Listing Rule 3.17, attached is a copy of the Concise Report, Notice of Meeting and Proxy Form.

Yours faithfully,

Paul Alexander
Company Secretary

THIS DOCUMENT IS IMPORTANT

If you do not understand it or are in any doubt about how to act, you should consult your stockbroker, solicitor, accountant or other professional adviser immediately.

SONIC HEALTHCARE LIMITED

ACN 004 196 909

NOTICE OF ANNUAL GENERAL MEETING 2007 AND

EXPLANATORY MEMORANDUM

The Annual General Meeting of shareholders will be held in The Heritage Ballroom, The Westin Sydney at 1 Martin Place, Sydney NSW on 30 November 2007, commencing at 10.00am (Sydney time).

If you are unable to attend the meeting, you are encouraged to appoint a proxy to attend and vote on your behalf. Proxies must be appointed in accordance with the instructions set out in the proxy form enclosed with this booklet. Proxy appointments must be received by no later than 10.00am (Sydney time) on 28 November 2007.

A copy of Sonic's concise report for the financial year ended 30 June 2007 is accessible on Sonic's website at the following address: www.sonichealthcare.com.au/annualreports.asp. As permitted by recent changes to the *Corporations Act 2001* (Cth), a physical copy of the concise report has been sent only to shareholders who have elected to receive a physical copy.

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95-99 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

Notice of Annual General Meeting 2007

Notice is given that the 2007 Annual General Meeting of Sonic Healthcare Limited ("Sonic" or "the Company") will be held in The Heritage Ballroom, The Westin Sydney at 1 Martin Place, Sydney NSW on Friday, 30 November 2007, commencing at 10.00am (Sydney time).

AGENDA

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider:

(a) the financial report of the Company;

(b) the directors' report; and

(c) the auditor's report

for the financial year ended 30 June 2007.

Re-election of Directors

To consider and, if thought fit, to pass each of the following resolutions as an ordinary resolution:

1. ***THAT** Dr Philip Dubois, who retires in accordance with Article 71 of the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a director of the Company.*

2. ***THAT** Dr Hugh Scotton, who retires in accordance with Article 71 of the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a director of the Company.*

VOTING NOTE:

All members are entitled to vote on Resolutions 1 and 2.

Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

3. ***THAT** the remuneration report for the financial year ended 30 June 2007 is adopted.*

VOTING NOTE:

All members are entitled to vote on Resolution 3. The vote on this resolution is advisory only and does not bind the Company or its directors.

SPECIAL BUSINESS

Approval of issue of fully paid ordinary shares by way of placement

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

4. ***THAT**, for the purposes of listing rule 7.4 of the Listing Rules of ASX Limited, approval is given to the issue by the Company on 30 August 2007 of 28,169,015 fully paid ordinary shares, made by way of a placement.*

VOTING NOTE:

The Company will disregard any vote cast on Resolution 4 by any shareholder of the Company who participated in the issue of shares made by the Company by way of a placement on 30 August 2007, or by any associate of any such shareholder.

However, the Company will not disregard a vote cast on Resolution 4 if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form to vote as the proxy decides.

ADDITIONAL INFORMATION

This Notice is accompanied by an Explanatory Memorandum which provides an explanation of the business of the meeting, including the proposed resolutions.

Voting Entitlements

1. For the purposes of the 2007 Annual General Meeting, the shares of the Company that are on issue as at 7.00pm (Sydney time) on 28 November 2007 will be taken to be held by the persons who held them at that time. Accordingly, you will be entitled to vote at the meeting if, and only if, you are a registered member of the Company at 7.00pm (Sydney time) on 28 November 2007. Transfers registered after that time will be disregarded in determining members entitled to attend and vote at the meeting.

Proxies

2. A member has a right to appoint a proxy, who need not be a member of the Company.
3. If a member is entitled to cast two or more votes, the member may appoint two proxies. If a member appoints two proxies, neither proxy is entitled to vote on a show of hands.
4. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the member's voting rights (disregarding fractions).
5. You may return your proxy form to Sonic's share registry by faxing, posting or delivering it to the relevant address below, or to the registered office of Sonic.

END

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 95-99 EPPING ROAD • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066